Exhibit 99.1

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: September 7, 2014

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Results of Annual Shareholders Meeting of Gazit-Globe Ltd. (the “Company”)

1.	In the meeting of the Company’s shareholders convened on September 4, 2014 and reconvened on September 7, 2014, the agenda of which was as listed below, the results were as follows:

Number	Item for Vote	Result	Votes
			Total number of votes cast	For	Against	Abstain
1*	The approval of the renewal of the Management Agreement (including the revision to the management fees) and the Non-Competition Agreement, that are included in the 2012 Agreement, between the Company and the Norstar Group.	Approved	136,651,989	135,916,517	544,241	191,231

2**	The approval of the renewal of the indemnification undertakings granted to Messrs. Chaim Katzman and Dori Segal, who serve as the Chairman of the Company’s Board of Directors and as the Executive Vice Chairman thereof, respectively.	Approved	135,320,926	129,897,888	5,423,038	—
3	The re-appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer as the Company’s auditors and the authorizing of the Company’s Board of Directors to determine their fees.	Approved	128,372,652	127,988,109	384,441	102
4	The re-appointment of Mr. Shaiy Pilpel as a director of the Company.	Approved	132,268,139	109,617,136	22,650,903	—
5	The re-appointment of Mr. Gary Epstein as a director of the Company.	Approved	132,268,039	110,772,966	21,494,073	1,000
6	The re-appointment of Mr. Douglas Sesler as a director of the Company.	Approved	132,268,039	110,959,967	21,307,072	1,000
7***	The re-appointment of Ms. Noga Knaz as an external director of the Company for a period of three years.	Approved	135,306,726	135,306,050	676	0

*	The results excluding Interested Parties were 46,254,144 votes in favor (98.43%) out of total of 46,989,616 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.
**	The results excluding Interested Parties were 40,235,515 votes in favor (88.12%) out of total of 45,658,553 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.
***	The results excluding Interested Parties were 45,643,677 votes in favor (99.99%) out of total of 45,644,353 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.